

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE


05046715

March 7, 2005

Peter J. Sherry, Jr.
Secretary
Ford Motor Company
One American Road
P.O. Box 1899
Dearborn, MI 48126

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/7/2005

Re: Ford Motor Company
Incoming letter dated January 12, 2005

Dear Mr. Sherry:

This is in response to your letters dated January 12, 2005, January 31, 2005, and February 9, 2005 concerning the shareholder proposal submitted to Ford by Carl Olson. We also have received letters from the proponent dated January 19, 2005 and February 3, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Carl Olson
P.O. Box 6102
Woodland Hills, CA 91365



Secretary

One American Road
Room 1134 WHQ
Dearborn, Michigan 48126

January 12, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Mr. Carl Olson

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Ford Motor Company ("Ford" or the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from Ford's proxy statement and form of proxy for the Company's 2005 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's Annual Meeting of Shareholders is scheduled for May 12, 2005.

Mr. Carl Olson, a shareholder of Ford (the "Proponent"), has submitted for inclusion in the 2005 Proxy Materials a proposal and supporting statement recommending that the Company publish a "Scientific Report on Global Warming/Cooling" (see Exhibit 1; the "Proposal"). We ask the Staff to note that the Proponent submitted a substantially similar proposal to the Company for inclusion in the Company's 2004 proxy materials (see Exhibit 2; the "2004 Proposal") and for which the Staff granted the Company's no-action request on the basis that such proposal violated Rule 14a-8(i)(7) as relating to ordinary business operations. *See Ford Motor Company* (March 2, 2004). For the reasons discussed below, Ford does not believe the minor changes the Proponent has made to this year's submission cure the defects of the 2004 Proposal. Consequently, the Company again proposes to omit the Proposal from its 2005 Proxy Materials for the following reasons:

- The Proposal is excludable under Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.



- The Proposal is excludable under Rule 14a-8(i)(3) because it is contrary to Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

- The Proposal is excludable under Rule 14a-8(i)(6) because it is beyond the power of the Company or its Board of Directors to implement.

The Proposal Deals with Matters Relating to the Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to omit a proposal if it deals with a matter relating to the company's ordinary business operations. In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission stated:

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight.
>
> ***
>
> However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder to vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The Company agrees that Company plans for addressing global warming issues present a significant social policy issue that would not normally be excludable (*see American Standard Companies, Inc.* (March 18, 2002)). The Company does, however, take issue with the Proposal's requirement that the Company produce a very detailed report regarding, not how the Company intends to address global warming or cooling issues, but rather discussing, among other things, whether global warming or cooling exists, what effects global warming or cooling has on various atmospheric gases, and a cost/benefit analysis of global warming or cooling.

The Proponent argues that he has cured the defect of the 2004 Proposal (see Proponent's letter dated September 15, 2004 in Exhibit 1). Under "1. What Temperatures" of the Proposal, the Proponent has changed the reference from "[t]his temperature measurement would be the one used *to determine* whether there is 'global warming' or 'global cooling'" to "[t]his temperature measurement would be the one used *in discussing* 'global warming' or 'global cooling'" (emphasis added). Similar changes are made by the Proponent to the other items (e.g., "The measurements shall



be _determined_ by Ford Staff" is changed to "[t]he measurements shall be _chosen_ by Ford Staff."). It is obvious that the only reason to "discuss" global warming or cooling in the context of the Proposal is to discuss whether it exists. In any event, the Company views a decision whether or not to issue a detailed report "discussing" global warming or cooling in the context of the other detailed discussions required by the Proposal as an ordinary business decision that does not raise a significant policy issue. Again, the _detailed report_ called for by the Proposal should be distinguished from the Company _plans_ for addressing global warming, which we do consider a social policy issue.

Ford is in the business of manufacturing, selling, and financing automobiles. It has the obligation to comply with laws and regulations made by governmental entities at the local, state and national level in the United States and elsewhere around the world. The Company's decision whether or not to question or confirm a particular determination or "discussion" of whether global warming or cooling exists, whether made by a government, private organization, or other group or person, is a governmental affairs/scientific issue that is strictly within the ordinary business of the Company. There may be a myriad of reasons why a company accepts a policy decision or other determination on certain matters. It would cause havoc for companies to have such decisions subject to examination by shareholders. This is just the type of micro-management by shareholders that Rule 14a-8(i)(7) was meant to prevent. *See Ford Motor Company* (March 2, 2004); *Duke Power Company* (March 7, 1988); *Carolina Power & Light Co.* (March 30, 1988); *Pacific Telesis Group* (February 21, 1990); and *E.I. DuPont de Nemours and Company* (March 8, 1991).

Additionally, the Company has limited resources and must decide how best to expend those resources to create value for shareholders. In order to implement the Proposal, the Company would have to expend a tremendous amount of capital to hire a team of scientists, purchase scientific instruments, and conduct a myriad of tests in order to produce a report discussing global warming or cooling. Governments and private institutions all over the world have expended billions of dollars studying this exact issue. The Company believes that the decision of whether to expend additional capital to either confirm or disprove previous scientific studies regarding global warming or cooling is an ordinary business decision that is fundamental to management's ability to run the Company on a day-to-day basis regardless of whether such expenditures lead to a "discussion" rather than a "determination," and regardless of whether the measurement methodology, data, etc., which would be used in the report is "chosen" rather than "determined" by Ford staff. The Company does not believe such a decision to expend scarce capital for such purpose involves a significant social policy. Accordingly, Ford believes that the Proposal may be omitted under Rule 14a-8(i)(7). (*See Chrysler Corporation* (December 18, 1987) where the Staff concurred in the exclusion of a proposal that required Chrysler to expend capital to conduct research to determine the feasibility of producing and marketing electric cars as relating to ordinary business operations under then Rule 14a-8(c)(7).) As in *Chrysler*, the Proposal requires Ford to conduct an intensive study of global warming or cooling that would require the allocation and expenditure of considerable corporate assets. The Proposal clearly concerns the allocation of funds for research – an ordinary business operation – and may be omitted from Ford's Proxy Materials under Rule 14a-8(i)(7).



The Proposal Violates the Proxy Rules (Rule 14a-8(i)(3) and Rule 14a-9)

Rule 14a-8(i)(3) permits an issuer to omit a shareholder proposal from its proxy materials if the proposal is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials. The Proposal is susceptible to differing interpretations and likely to confuse the Company's shareholders. The Staff has regularly permitted companies to omit proposals from their proxy materials on the grounds that any action ultimately taken upon implementation of the proposal could be different from the actions envisioned by the shareholders voting on the proposal at the time their votes were cast. *See, e.g., Organogenesis, Inc.* (April 2, 1999) (concurring in exclusion of a proposal that recommended procedures for the nomination and election of directors because the proposal was vague and ambiguous). *See also Hormel Foods Corporation* (November 19, 2002); *Wal-Mart Stores, Inc.* (April 2, 2001); *McDonald's Corporation* (March 13, 2001); and *Comshare Incorporated* (August 23, 2000).

The Proposal is vague, ambiguous and susceptible of various interpretations. Among the important questions left unanswered by the Proposal are:

- Under "1. What Temperatures," the Proposal does not state whether the Company would be required to take multiple temperature readings at different times of the day over a given time period, different locations, and/or different altitudes? How many different times, locations, and altitudes would suffice? The Proposal also does not state a time frame for comparing temperatures? The Proposal states that whatever temperature measurement the Company comes up with, it will be used to discuss global warming or global cooling. In order to discuss global warming or cooling in a meaningful way, one would have to compare temperatures over a certain period of time. The Proponent does not suggest a time frame from which to base this discussion. Would one year, fifty years, 100 years or 1,000 years be appropriate?

- Under "2. What Atmospheric Gases," the Proposal does not state what severity of global warming or cooling should be used to determine the effect on the listed gases. Should the Company assume a change of 0.01 degrees Fahrenheit, 2 degrees, 5 degrees or more?

- Under "6. What Costs/Benefits," the proposal does not state how such costs and benefits are to be determined? Should the Company take into account the possible extinction or proliferation of certain species of animals as a result of global warming or cooling? Should the Company take into account the aesthetic value of the possible loss or creation of forests, islands, deserts, lakes, ponds, rivers, or glaciers?

While the Company appreciates the importance of the issue of global warming, it believes that it is not possible for the Company or its Board to implement the Proposal since it is impossible to understand the specific actions or measures required in the event the Proposal were to be adopted. Likewise, the Company's shareholders are being asked to approve matters that essentially provide no guidelines as to what



steps the Company is expected to take. Accordingly, the Company believes that the Proposal may be omitted under Rule 14a-8(i)(3) as a violation of Rule 14a-9.

The Proposal is Beyond the Power of the Company to Effectuate

Rule 14a-8(i)(6) permits a company to exclude a proposal if it is beyond the power of the company to implement. The Proposal is beyond the power of Ford to implement due to its inherent vagueness and due to the fact that the Company does not presently have the scientific resources to implement the Proposal (discussed above). In *Anheuser-Busch Companies, Inc.* (February 9, 1993), the Staff ruled that a charitable contributions proposal which requested the company to make contributions to only those little league organizations that give each child the same amount of playing time as practically possible could be excluded under Rule 14a-8(i)(6). Similarly, in *General Motors Corporation* (March 9, 1981), the Staff did not recommend action with respect to General Motors' exclusion of a proposal that it ascertain the number of avowed Communists, Marxists, Leninists and Maoists on the faculty and in the administration of any particular school before making a donation to the school without guidance as to how to determine which persons fell within the prohibited group. As noted above, the Proposal is replete with ambiguities and thus presents the same impediments to implementation that justified the no-action determinations in *Anheuser-Busch Companies, Inc.* and *General Motors Corporation.*

Due to the Proposal's inherent vagueness and ambiguity, it is beyond the power of the Company to implement. The Company does not have the ability to produce a report when it is not given sufficient guidance as to the issues outlined in the immediately preceding section. Accordingly, the Company believes that the Proposal may be omitted under Rule 14a-8(i)(6).

Conclusion

For the foregoing reasons, it is respectfully submitted that the Proposal may be excluded from Ford's 2005 Proxy Materials. Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2005 Proxy Materials is respectfully requested.

In accordance with Rule 14a-8(j), the Proponent is being informed of the Company's intention to omit the Proposal from its 2005 Proxy Materials by sending him a copy of this letter and its exhibits. Seven copies of this letter are enclosed. Please acknowledge receipt by stamping and returning one copy in the enclosed self-addressed stamped envelop.



If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,



Peter J. Sherry, Jr.

Enclosure
Exhibits

cc: Mr. Carl Olson (via Federal Express)



EXHIBIT 1

OFFICE OF THE SECRETARY
PETER J. SHERRY JR.

4 AUG 27 P2:35

Carl Olson
P.O. Box 6102
Woodland Hills, California 91365

August 24, 2005

Mr. Peter J. Sherry, Jr.
Secretary of the Corporation
Ford Motor Company
The American Road
Dearborn, Michigan 48126

Dear Mr. Secretary:

As a stockowner, I am submitting the enclosed "Resolution on a Scientific Report on Global Warming/Cooling" for the upcoming 2005 annual meeting. It and the supporting statement should thus be published in the proxy statement for that meeting.

I am the current owner of 237.4087 shares of Ford common stock, which I have owned continuously (in various incarnations) since 1995, and I intend to own these shares through the upcoming 2005 annual meeting. I intend to present the resolution either personally or by representative.

Please let me know Ford management's position.

Sincerely,



Carl Olson

Encl: Resolution For A Scientific Report On Global Warming/Cooling

RESOLUTION FOR A SCIENTIFIC REPORT ON GLOBAL WARMING/COOLING

Whereas discussions of global warming/cooling are often filled with vagaries, scare stories, and international conflicts,

Whereas purported scientific information often seems fragmented, contradictory, and unverified,

Whereas proposed public policy actions include drastic curbs imposed by governments on the use of vehicles and various forms of energy production, and

Whereas our company has a major financial and operating interest in the impact of proposed curbs on vehicles and energy sources for both itself and the motoring public,

Now therefore be it resolved by the stockowners of Ford Motor Company to recommend that the board publish annually to the stockowners a "Scientific Report on Global Warming/Cooling", which would include the following and any other information that Ford staff deems relevant:

1. <u>What Temperatures</u>
For the reported temperatures (or average temperatures) the exact method of measurement, including (a) times of day, (b) locations in latitude and longitude (or other description), and (c) altitudes (height in atmosphere, or depth of ocean water, or depth or surface of land). This temperature measurement would be the one used in discussing "global warming" or "global cooling".

2. <u>What Atmospheric Gases</u>
The effect on global warming/cooling of increases/decreases in the percent content of the atmosphere of these gases: nitrogen (currently about 77%), oxygen (currently about 21%), argon (currently about 1%), and (all under 1%) water vapor, carbon dioxide, hydrogen, neon, helium, krypton, xenon, and any other as deemed by Ford staff. Relevant ranges of percent increases/decreases shall be chosen by Ford staff.

3. <u>What Sun Effect</u>
The effects of percent increase/decrease in radiation from the sun on global warming/cooling. The measurements shall be chosen by Ford staff.

4. <u>What About Carbon Dioxide Production</u>
Estimates of the current annual global production of carbon dioxide into the atmosphere from the following sources: forest and brush fires, decay of organic material

other than by fire, production of electrical energy, production of heat, use in motor vehicles (including a separate figure for motor vehicles produced by Ford), aviation, human and other animal respiration, release from oceans and fresh water bodies, and any other source deemed by Ford staff.

5. What About Carbon Dioxide Absorption

Estimates of the current annual global absorption of carbon dioxide from the atmosphere by vegetation, dissolution into oceans and fresh water bodies of water, and any other use deemed by Ford staff.

6. What Costs/Benefits

A discussion of global economic costs and benefits that would occur with a global warming and a global cooling of each of 0.5, 1, 2, 3, 4, and 5 degrees Fahrenheit. The relevant costs and benefits would be determined by Ford staff and would be calculated in scenarios of causes of the global warming/cooling as chosen by Ford staff.

Supporting Statement:

We stockowners deserve a scientific report on this important topic of global warming/cooling. If the board opposes this resolution, the board does not want you to have this type of scientific report. Vote YES to be scientifically informed.

Ford Motor Company

Peter J. Sherry, Jr.
Secretary

September 7, 2004

Carl Olson
P. O. Box 6102
Woodland Hills, California 91365

Re: Shareholder Proposal for 2005 Annual Meeting

Dear Mr. Olson:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges the shareholder proposal contained in your letter dated August 24, 2005 [sic]. Your letter requests that the proposal relating to the Company issuing a Scientific Report on Global Warming/Cooling (the "Proposal") be included in the Company's proxy materials for the 2005 Annual Meeting of Shareholders.

We note that the Proposal is substantially identical to the proposal you submitted for Ford's 2004 Annual Meeting and for which the Division of Corporation Finance of the SEC (the "Staff") granted our No-Action Request. We do not believe that the minor changes made to this year's submission cure the defects of the Proposal. In addition to other substantive bases for exclusion, we believe that the Proposal is excludable from Ford's proxy materials for the reason that the Staff allowed exclusion last year; namely, as a violation of Rule 14a-8(i)(7) in that it relates to the Company's ordinary business operations.

In addition, eligibility requirements regarding stockholder proposals are set forth in Rule 14a-8 (copy enclosed) of the rules of the United States Securities and Exchange Commission (the "SEC"). Under Rule 14a-8(b)(1), in order to be eligible to submit a proposal, a stockholder must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted at the annual meeting for at least one year by the date that the stockholder submitted the proposal. In the event the stockholder is not a registered holder, Rule 14a-8(b)(2) provides that proof of eligibility should be submitted at the time the proposal is submitted. Neither the Company nor its transfer agent was able to confirm that you, in your individual capacity, satisfy the eligibility requirements based on the information you furnished to the Company.

Our transfer agent informed us that Carl A. Olson is a trustee of the Olson Family Trust of Mission Viejo, California, which owns approximately 297 shares of Ford common stock. As such the Olson Family Trust is eligible to submit a shareholder proposal and, if you are the trustee, you may represent the trust in its submission. In order to comply with eligibility



requirements of Rule 14a-8(b), we ask that the Proposal be resubmitted in the name of the Olson Family Trust.

If you do not resubmit the proposal as requested or if you are not the trustee of the Olson Family Trust, then we request that, pursuant to Rule 14a-8(b), you furnish to the Company proper documentation demonstrating (i) that you are the beneficial owner of at least $2,000 in market value, or 1%, of Ford common stock, and (ii) that you have been the beneficial owner of such securities for one or more years. We request that such documentation be furnished to the Company within 14 calendar days of your receipt of this letter. Under Rule 14a-8(b)(2) a stockholder may satisfy this requirement by either (i) submitting to the Company a written statement from the "record" holder of the stockholder's securities (usually a broker or bank) verifying that, at the time of submission, the stockholder continuously held the securities at least one year, or (ii) if the stockholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting the stockholder's ownership of the shares as of or before the date on which the one-year period begins. If the stockholder has filed one of these documents, it may demonstrate its eligibility by submitting to the Company a copy of the schedule or form, and any subsequent amendments, and a written statement that the stockholder continuously held the required number of shares for the one-year period as of the date of the statement.

In summary, we respectfully request that you withdraw the Proposal as a violation of Rule 14a-8(i)(7). If, however, you wish to continue with the submission of the Proposal and you are the trustee of the Olson Family Trust, to please resubmit the Proposal in the name of the Trust in order to meet the eligibility requirements of Rule 14a-8(b). If you are not the trustee of the Olson Family Trust, please provide evidence of beneficial share ownership as outlined in Rule 14a-8(b).

We request that you comply with our request to withdraw the Proposal so that we can avoid petitioning the SEC for a No-Action letter on this subject. If you do choose to proceed with the Proposal, please provide the above requested proof of eligibility within 14 days of your receipt of this letter.

If you would like to discuss the SEC rules regarding shareholder proposals or anything else relating to the Proposal, please contact me at (313) 323-2130 or Jerome Zaremba of my office at (313) 337-3913. Thank you for your interest in the Company.

Very truly yours,



Peter J. Sherry, Jr.

Encl.



(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Notes to Rule 14a-7. 1. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

2. When providing the information required by Exchange Act Rule 14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more

than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations

or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) ***Relates to Election:*** If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the proposal;

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) ***Specific Amount of Dividends:*** If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal with its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this rule:

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

Rule 14a-10. Prohibition of Certain Solicitations.

No person making a solicitation which is subject to Rules 14a-1 to 14a-10 shall solicit:

CARL OLSON
P.O. Box 6102
Woodland Hills, California 91365
818-223-8080

September 15, 2004

Mr. Peter J. Sherry, Jr.
Secretary
Ford Motor Company
One American Road
Dearborn, Michigan 48126-2798

Re: Stockowner proposal for 2005 annual meeting

Dear Mr. Sherry:

Thank you for your letter of September 7.

You will find enclosed my stock broker statements as to my holdings of 237.4087 shares for over a year.

As you may appreciate, this resolution is significantly different from last year's submission. You may want to note that the troublesome term "determine" has been replaced with "discuss".

Let me know Ford's position on this matter. If management were to adopt the policy, then we stockowners would not need to vote on it.

Sincerely,



Carl Olson

charles SCHWAB

Account Statement
Retain for Your Records

Schwab Independent Investing | Foundational™

Statement Period: August 1, 2004 to August 31, 2004
Last Statement: July 31, 2004

Roth Conversion IRA
Account Number: 6805-1304

Visit our website at: schwab.com
Questions? Call 1-800-435-4000
Banking Inquiries: Call 1-800-435-4000
Press: 1-Quotes, 2-Trading, 3-Account Services, 4-New Accounts, 5-Other Inquiries

Account Opened in: 1998

31/08-CN8C1811-002979-SML-913656102007 782829

CARL L OLSON
CHARLES SCHWAB & CO INC.CUST
ROTH CONVERSION IRA
PO BOX 6102
WOODLAND HILLS CA 91365-6102

Account Value Summary	
Cash, Money Market, and Deposit Accounts	$ 339.16
Investments	$ 3,349.89
Total Account Value	**$ 3,689.05**

Change In Value Summary	
Change in Value Since July 31, 2004:	$ (144.69)
Change in Value Since January 1, 2004:	$ (401.03)

Rate Summary	
Deposit Accounts: Interest rate as of 08/31 *(Z)*	0.38%
Schwab MMF	0.80%

Investment Detail

Description	*Symbol*	*Quantity Long/Short*		*Price*	*Market Value*
Cash, Money Market, and Deposit Accounts					
DEPOSIT ACCOUNTS *(X,Z)*					$ 71.33
SCHWAB MONEY MARKET FUND	SWMXX	267.8300	L	$ 1	267.83
Investments					
FORD MOTOR COMPANY NEW	F	237.4087	L	$ 14.1100	$ 3,349.84
L T V CORPORATION NEW	LTVCQ	78	L	0.0006	0.05
Total Account Value					**$ 3,689.05**

Transaction Detail

Settle Date	*Trade Date*	*Transaction*	*Description*	*Quantity*	*Price*	*Total*
Cash, Money Market, and Deposit Accounts Activity						
08/16	08/15	Bank Interest *(X,Z)*	BANK INT 071604-081504			$ 0.02
08/16	08/16	Dividend	SCHWAB MONEY MARKET FUND			0.11

Please see "Footnotes for Your Account" section for an explanation of the footnote codes and symbols on this statement.

Charles SCHWAB

Account Statement
Retain for Your Records

Roth Conversion IRA
Account Number: 6805-1304

Statement Period: July 1, 2003 to September 30, 2003
Last Statement: June 30, 2003

Account Opened in: 1998
Page 1

Visit our website at: schwab.com
Questions? Call 1-800-435-4000
Press: 1-Quotes, 2-Trading, 3-Account Services, 4-New Accounts, 5-Other Inquiries

30/09-BN9C1807-002592-SML-913656102007 797678

CARL L OLSON
CHARLES SCHWAB & CO INC.CUST
ROTH CONVERSION IRA
PO BOX 6102
WOODLAND HILLS CA 91365-6102

Account Value Summary	
Cash & Sweep Money Market Funds	$ 267.72
Investments	$ 2,557.20
Total Account Value	**$ 2,824.92**

Change In Value Summary	
Change in Value Since June 30, 2003:	$ (28.57)
Change in Value Since January 1, 2003:	$ 420.13

Rate Summary	
Schwab MMF	0.36%

Investment Detail

Description	*Symbol*	*Quantity Long/Short*		*Price*	*Market Value*
Cash and Money Market Funds (Sweep)					
SCHWAB MONEY MARKET FUND	SWMXX	267.7200	L	$ 1	$ 267.72
Investments					
FORD MOTOR COMPANY NEW	F	237.4087	L	$ 10.7700	$ 2,556.89
L T V CORPORATION NEW	LTVCQ	78	L	0.0040	0.31
Total Account Value					**$ 2,824.92**

Transaction Detail

Settle Date	*Trade Date*	*Transaction*	*Description*	*Quantity*	*Price*	*Total*
Cash Activity						
09/02	09/02	Cash Dividend	FORD MOTOR COMPANY NEW			$ 23.74

BN9C1807-002592 797678

SIPC

Ford Motor Company

Peter J. Sherry, Jr.
Secretary

September 24, 2004

Carl Olson
P. O. Box 6102
Woodland Hills, California 91365

Re: Shareholder Proposal for 2005 Annual Meeting

Dear Mr. Olson:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges your letter dated September 15, 2004. We note that you have provided satisfactory evidence of share ownership.

While you have made what we consider to be minor changes in this year's proposal regarding a Scientific Report on Global Warming/Cooling (the "Proposal"), as stated in our letter of September 7, 2004, we do not believe such changes cure the fundamental defects of the Proposal. Please note that Ford reserves its right to file a No-Action Request with the United States Securities and Exchange Commission ("SEC") in order to exclude the Proposal from its 2005 proxy materials. If we decide to file such a letter, we will notify you in accordance with SEC rules.

If you have any questions or comments with regard to this matter, please do not hesitate to contact me at (313) 323-2130 or Jerome Zaremba of my office (313) 337-3913. Thank you for your interest in Ford Motor Company.

Very truly yours,





EXHIBIT 2

Carl Olson
P.O. Box 6102
Woodland Hills, California 91365

July 5, 2003

Mr. Peter J. Sherry, Jr.
Secretary of the Corporation
Ford Motor Company
The American Road
Dearborn, Michigan 48126

Dear Mr. Secretary:

As a stockowner, I am submitting the enclosed "Resolution on a Scientific Report on Global Warming/Cooling" for the upcoming 2004 annual meeting. It and the supporting statement should thus be published in the proxy statement for that meeting.

I am the current owner of 237.4087 shares of Ford common stock, which I have owned continuously (in various incarnations) since 1995, and I intend to own these shares through the upcoming 2004 annual meeting. I intend to present the resolution either personally or by representative.

Please let me know Ford management's position.

Sincerely,



Carl Olson

Encl: Resolution For A Scientific Report On Global Warming/Cooling

RESOLUTION FOR A SCIENTIFIC REPORT ON GLOBAL WARMING/COOLING

Whereas discussions of global warming/cooling are often filled with vagaries, scare stories, and international conflicts,

Whereas purported scientific information often seems fragmented, contradictory, and unverified,

Whereas proposed public policy actions include drastic curbs imposed by governments on the use of vehicles and various forms of energy production, and

Whereas our company has a major financial and operating interest in the impact of proposed curbs on vehicles and energy sources for both itself and the motoring public,

Now therefore be it resolved by the stockowners of Ford Motor Company to recommend that the board publish annually to the stockowners a "Scientific Report on Global Warming/Cooling", which would include the following and any other information that Ford staff deems relevant:

1. <u>What Temperatures</u>

For the reported temperatures (or average temperatures) the exact method of measurement, including (a) times of day, (b) locations in latitude and longitude (or other description), and (c) altitudes (height in atmosphere, or depth of ocean water, or depth or surface of land). This temperature measurement would be the one used to determine whether there is "global warming" or "global cooling".

2. <u>What Atmospheric Gases</u>

The effect on global warming/cooling of increases/decreases in the percent content of the atmosphere of these gases: nitrogen (currently about 77%), oxygen (currently about 21%), argon (currently about 1%), and (all under 1%) water vapor, carbon dioxide, hydrogen, neon, helium, krypton, xenon, and any other as deemed by Ford staff. Relevant ranges of percent increases/decreases shall be determined by Ford staff.

3. <u>What Sun Effect</u>

The effects of percent increase/decrease in radiation from the sun on global warming/cooling. The measurements shall be determined by Ford staff.

4. <u>What About Carbon Dioxide Production</u>

Estimates of the current annual global production of carbon dioxide into the atmosphere from the following sources: forest and brush fires, decay of organic material other than by fire, production of electrical energy, production of heat, use in motor vehicles (including a separate figure for motor vehicles produced by Ford), aviation, human and other animal respiration, release from oceans and fresh water bodies, and any other source deemed by Ford staff.

5. What About Carbon Dioxide Absorption

Estimates of the current annual global absorption of carbon dioxide from the atmosphere by vegetation, dissolution into oceans and fresh water bodies of water, and any other use deemed by Ford staff.

6. What Costs/Benefits

A discussion of global economic costs and benefits that would occur with a global warming and a global cooling of each of 0.5, 1, 2, 3, 4, and 5 degrees Fahrenheit. The relevant costs and benefits would be determined by Ford staff and would be calculated in scenarios of causes of the global warming/cooling as determined by Ford staff.

Supporting Statement:

We stockowners deserve a scientific report on this important topic of global warming/cooling. If the board opposes this resolution, the board does not want you to have such scientific report. Vote YES to be scientifically informed.

CARL OLSON
P.O. Box 6102
Woodland Hills, California 91365
818-223-8080

January 19, 2005

Office of Chief Counsel
Division on Corporation Finance
Securities and Exchange Commission
Washington, D. C. 20549

Re: Ford Motor Company stockowner proposal

Ladies and Gentlemen:

This is in response to a letter dated January 12, 2005, from Peter J. Sherry, Jr., Secretary of Ford Motor Company, in which he indicates management's intention to omit my proposal ("Resolution For A Scientific Report on Global Warming/Cooling") for action at the 2005 annual meeting from the proxy materials for that meeting.

You will find that all his arguments are defective and unpersuasive, as discussed below.

Mr. Sherry says, first of all, that the subject matter relates only to the Company's ordinary business operations, though it does present significant social policies. He argues that the specifics in the proposal are too much for Ford's staff to deal with, even though the language of the proposal gives maximum discretion for Ford's staff to flesh out the discussion on the specified six categories. He also says that Ford would have "to expend a [unspecified] tremendous amount of capital to hire a team of scientists, purchase scientific instruments, and conduct a myriad of tests in order to produce a report discussing global warming or cooling."

This is certainly a very cloying argument. Ford has been conducting studies on these issues with extensive staff for years. Enclosed are reprints from Ford's website in which it boasts about how it has been on the forefront of the global warming/cooling issue with policies that reach into all aspects of Ford's business. Presumably Ford has had sufficient staff to make intelligent and supportable representations on this issue to the stockowners and the public.

May I quote Bill Ford: "In our 2000 report, we were among the first automakers that attempted to understand and estimate the global greenhouse gas emissions associated with the entire lifecycle of our vehicles, both new and those already on the road."

May I quote "Climate Change—Our Strategy Development": "Reducing greenhouse gas emissions proactively, transparently and affordably are key elements of our product development plans and are in line with the interests of our customers, shareholders and other stakeholders. A comprehensive approach to climate change is going to take a Companywide effort that cuts across multiple functions and is integrated in its objectives and execution. … The following are among the foundation of our strategy development: A review of the scientific literature on climate change, particularly the Intergovernmental Panel on Climate Change's greenhouse gas stabilization scenarios."

May I also quote "Climate Change—Our Commitment": "Climate change is a critical issue for Ford Motor Company. … We have consistently acknowledged the potentially serious consequences of climate change."

Mr. Sherry has failed to quantify how much additional (if any) resources he estimates that Ford would expend on generating the proposed report to stockowners. My contention is that it would be de minimus with the existing considerable staff and expertise.

Mr. Sherry tries to make a distinction between the basic information upon which decisions on these matters are made (what would be in the proposed report) and the consequent plans that Ford adopts. It is ingenuous for Ford to attempt to tell the stockowners about certain plans without telling the factual basis behind such plans.

Secondly, Mr. Sherry objects to alleged vague or ambiguous items. He apparently is mis-reading the proposal.

For item 1, he talks about Ford needing to take measurements of temperature. The proposal does not say anything about Ford taking measurements. The proposal talks about the temperatures that Ford ALREADY USES in its studies and discussion of global warming/cooling. I can only presume that there is already a solid basis for Ford's studies, including the temperature data that are utilized. My proposal says, "This temperature measurement would be the one used in discussing 'global warming' or 'global cooling'."

For item 2, he says the proposal does not specify an exact "severity of global warming or cooling". The proposal gives Ford's staff discretion to use its best judgment: "Relevant ranges of percent increases/decreases shall be chosen by Ford staff." Item 2 asks, based on the Ford-chosen percents of changes in atmospheric gas composition, to come up with its estimate of change in global temperatures. Mr. Sherry has the process just backward—it does not start out with a temperature difference and then estimate the change in atmospheric gas composition. Of course, I can't give specific temperatures because I don't want to prejudge the estimates Ford can give us.

For item 6, Mr. Sherry complains that Ford has not yet determined which costs and benefits to use. It certainly has the capacity to do so, and my proposal allows Ford complete discretion on this matter. If necessary, I am willing to eliminate this item 6.

Lastly, Mr. Sherry argues that Ford cannot effectuate the proposal. He says, "…the Company does not presently have the scientific resources to implement the Proposal…." He has not substantiated this assertion, and the evidence of quotes from Ford's own website shows that Ford already has substantial personnel, research capacity, and equipment needed in such studies. The argument about vagueness does not have any substantial bases for the cited Items 1, 2, and 6.

You are requested to allow the stockowners to consider this important proposal and not to allow the intended omission.

Sincerely,



Carl Olson

Enclosures
Cc: Mr. Peter J. Sherry, Jr.





Climate Change

Our Commitment | Our Targets | Our Actions | **Our Strategy Development** | Estimated GHG Footprint | Beyond CO_2 | Ford Voice - Changing Market for Fuel Economy

Reducing greenhouse gas emissions proactively, transparently and affordably are key elements of our product development plans and are in line with the interests of our customers, shareholders and other stakeholders. A comprehensive approach to climate change is going to take a Companywide effort that cuts across multiple functions and is integrated in its objectives and execution.

In 2003, we made significant progress toward developing a strategy on the linked issues of climate change, energy security and fuel economy, which will initially drive internal development, evaluation and action programs.

The following are among the foundations of our strategy development:

- A review of the scientific literature on climate change, particularly the Intergovernmental Panel on Climate Change's greenhouse gas stabilization scenarios
- A realization that, although we are only responsible for a small fraction of greenhouse gases emitted into the atmosphere, we need a long-term emissions reduction strategy that will contribute to a stabilization of greenhouse gases
- A belief that, while we have the greatest control over emissions from our manufacturing facilities, as well as the fuel efficiency of our vehicles (subject to market demand), our approach needs to consider opportunities for improvement throughout the vehicle lifecycle
- An awareness that our internal governance of climate change must cut across multiple functions, reflecting the many parts of the organization that must contribute to the development and implementation of a strategy to reduce greenhouse gas emissions

Some of the insights gained from this process are reflected in the perspectives of Ford executives, offered by Susan Brennan, Phil Martens, Tony Brown, Jim Gouin and Dave Szczupak in the Ford Voices section of this report. Most importantly, our actions moving forward will demonstrate our deeper understanding of the issue of climate change and our resolve to address it.

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Related Links

External Web Sites

Intergovernmental Panel on Climate Change
Carbon Disclosure Project

Voices

In This Report

Tony Brown, Global Purchasing
Jim Gouin, Finance
Dave Szczupak, Powertrain Operations
Phil Martens, Product Creation
Susan Brennan, Vehicle Operations

Ford Motor Company


CORPORATE CITIZENSHIP REPORT 2003-2004

Feature Articles

Climate Change



Climate change is a critical issue for Ford Motor Company. Our impact on greenhouse gas emissions relates primarily to the fuel efficiency of the vehicles we offer to the marketplace and our customers' use of them.

Approximately 90 percent of a vehicle's lifecycle greenhouse gas emissions are attributable to CO_2 emitted during customer vehicle use. The remaining 10 percent are attributable to emissions generated during materials production, manufacturing of the vehicle, transportation of parts and vehicles, office operations and vehicle end-of-life.

We have consistently acknowledged the potentially serious consequences of climate change. The need to reduce greenhouse gas emissions is driven by many factors: greater scientific certainty, increasing interest by governments, emerging investor attention to the business risks and opportunities, growing importance to consumers and rising questions about regional energy security.

We are committed to improving fuel economy and reducing greenhouse gas emissions across our range of vehicles. We will also continue working on innovative policy approaches that encourage the development of advanced technologies and lessen greenhouse gas emissions. We have set several voluntary targets to reduce greenhouse gas emissions from our plants, and we seek to achieve several industry targets for our products. Our emissions data can be found here.

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Voices

In This Report

- Tony Brown, Global Purchasing
- Jim Gouin, Finance
- Dave Szczupak, Powertrain Operations
- Phil Martens, Product Creation
- Susan Brennan, Vehicle Operations



Downloads

Ford Response to Carbon Disclosure Project
PDF format, 221 Kb

Ford Motor Company



Letter from Bill Ford

Moving Our Vision from Concept to Reality

When I became Chairman of Ford Motor Company five years ago, I pledged that we would distinguish ourselves as a great company by our efforts to make the world a better place. Shortly after that, we published our first Corporate Citizenship Report, which sketched the broad outline of an expanded definition of corporate citizenship. In it, we made a public commitment to strengthen our connection with society and play an active role in bringing about the transition to greater economic, social and environmental sustainability.

In the last five years we've had many successes and a few setbacks as we explored these new ideas and worked to turn them from aspiration to action. One thing that has not changed is my belief that improved *sustainability performance is not just a requirement, but a tremendous* business opportunity. I want our Company to be a leader in driving the transition and to be in a position to benefit from it.

My family connects me to the automotive business in a unique way. I feel a special responsibility and pride in the contributions Ford makes to the quality of life of our employees, customers, business partners and neighbors worldwide. I am dedicated to ensuring that we are the best automotive company in the world, by any measure.



"To secure their role in providing mobility to a growing and changing world, automobiles of the future must have dramatically lower smog-forming and greenhouse gas emissions."

Bill Ford
2004

Related Links

External Web Sites
ACCA Sustainability Reporting Awards

Commitment to Candor

Our Corporate Citizenship Reports are an ongoing account of our efforts to make that vision a reality. In our 1999 report, we were the first automaker to publicly acknowledge environmental and other concerns related to sport utility vehicles. In our 2000 report, we were among the first automakers that attempted to understand and estimate the global greenhouse gas emissions associated with the entire lifecycle of our vehicles, both new and those already on the road. And last year, we acknowledged and discussed not meeting our goal of improving SUV fuel economy by 25 percent by 2005.

Such transparency is still uncommon in our industry. I view it simply as an acknowledgement and explanation of changing business realities. But some see it as an admission of failure, while others use it to question our intentions. Transparency and open dialogue can be uncomfortable at times, but I believe these are prerequisites for building the trust required to move forward.

Dialogue presents an opportunity to understand other perspectives and approaches to issues. When we find ourselves disagreeing with people whose points of view we respect – which is inevitable – we need to offer viable alternatives. We must continue to work hard to improve both our communication and our constructive participation in the search for workable and effective solutions to the important problems we face.

On April 16, 2004, Ford Motor Company was presented with a North American Sustainability Reporting Award from the Coalition for Environmentally Responsible Economies (CERES) and the Association of Chartered Certified Accountants (ACCA). The award was in recognition of excellence in sustainability reporting for our Corporate Citizenship Report released in 2003. It noted our candor in addressing our challenges as well as describing the progress we made.

This award is one indication of how far we've come in the last five years. But we've done much more in that time than just write about the issues we face. Many of the concepts we sketched out when we began this process are becoming reality, and our business is changing in new and exciting ways.

Five Years of Progress

In recent years, by necessity, much of our focus has been on the economic dimension of sustainability. In January 2002, I announced a comprehensive, long-term plan to return Ford Motor Company to profitability. The first phase of our plan – stabilizing our business and getting it back on a sound operational and financial foundation – is done. As a result of our continuing efforts, our overall financial results have improved by about $5 billion in two years, which is ahead of plan. Our employees, dealers and suppliers all contributed to this achievement, and each of us should feel proud of our accomplishments.

Because of difficult economic conditions, it was important that we concentrate on short-term business issues. However, even as we worked to improve on the basics of our business, we did not ignore or forget about our long-term commitment. As a result, many of the projects that we embarked on when I became Chairman have already been completed or will be shortly.

Our new Ford Escape Hybrid, which will reach dealer showrooms later this summer, is the cleanest and most fuel-efficient SUV in the world. It uses a combination of gasoline and electric power to deliver more than 35 miles per gallon in city driving without compromising on function. The hybrid system also meets the strictest emissions standards.

New technology that offers customers no-compromise solutions to concerns about fuel prices and greenhouse gases is becoming a major competitive advantage in our industry. The fastest way to bring about the transition we are seeking is through the market and competition. We plan to be at the forefront and differentiate ourselves in an industry in which this is becoming increasingly difficult to achieve.

In addition to the Escape Hybrid, we will market a hybrid version of the Mercury Mariner compact SUV in 2006, and a hybrid midsize car after that. We also are developing a range of advanced technologies to help us move to the next step. Our research vehicles include a Focus powered by a hydrogen internal combustion engine, a hydrogen hybrid research vehicle and dozens of Focus fuel cell vehicles that we are deploying in demonstration fleets in the United States, Canada and Germany. We are developing a full range of production and research vehicles intended to help chart a course to a hydrogen-powered future.

To secure their role in providing mobility to a growing and changing world, automobiles of the future must have dramatically lower smog-forming and greenhouse gas emissions. That future will become a reality, and we will be driving that change. I have asked a group of our senior leaders to develop a sensible approach to the issues of climate change, energy security and fuel economy. Some of their viewpoints are shared in this report. Their work will drive our product development. It is a key element in building our Company for the next 100 years.

Another recently completed project that points toward our vision of the future is the renovation of the Ford Rouge Center in Dearborn, Michigan. The goal of what we called the Heritage Project was to transform our Rouge complex – which was built more than 85 years ago as the world's first totally integrated manufacturing site – into a model of sustainable manufacturing. To do that we combined advanced environmental technologies within a world-class lean manufacturing center.

The renovations included a new lean and green manufacturing facility, the Dearborn Truck Plant, which recently began producing F-150s. It is the first all-new assembly plant built in the Rouge complex since it was first developed, and our first anywhere in the United States in more than 25 years. We built it on an existing site because of our legacy at the Rouge and our strong commitment to our employees and the local community.

Dearborn Truck, which is the flagship of our all-new, next-generation flexible manufacturing system, is also clean, energy efficient and environmentally friendly. It features the world's largest "living roof," with more than 10 acres of sedum plants that help to clean the air, generate oxygen and manage stormwater runoff.

In renovating the Ford Rouge Center, we drew on the inspirations of our past and our aspirations for the future. In a way it has become a very real symbol of where Ford Motor Company is going – building on our heritage, but reinventing and redefining it for the 21st century.

We are eager to share this new icon of sustainable manufacturing with the world. To do that, we are reinventing another great tradition from our past – the Rouge tour. In partnership with The Henry Ford, America's Greatest History Attraction, we are once again inviting the world to come to Dearborn and see how automobiles are made.

We have made real progress in a number of other areas. To clarify our intentions internally and externally, we developed a comprehensive set of Business Principles. The Principles are now being embedded into our planning processes and performance scorecards, making explicit our high standards regarding products and customers, the environment, safety, community, quality of relationships, financial health and accountability.

To address human rights in our facilities and our supply chain, we engaged with internal and external partners to develop the most stringent Code of Basic Working Conditions in the automotive industry, which we are now in the process of implementing.

We are taking our philosophy of being profitable and responsible to other emerging markets around the world. Projections show that the Asia-Pacific region will be the fastest-growing market for the automotive industry in the coming decade, with China accounting for the largest part of that growth. We have plans to be aggressive in participating in that growth and strengthening our presence in the region. I believe that more sustainable business practices are critical in realizing those goals.

Looking Ahead

Our ultimate goal is to build great products, a strong business and a better world. As with the vehicles we create, this goal is evolving over time from initial concept to final product. We know that true leadership will require strong vision and values, as well as perseverance and patience. It also will require dedicated leaders and active partners.

This report includes the perspectives of some of the pioneers in the transformation that is occurring, from inside and outside of the Company, and their observations on the changes that are happening and how we are responding. I invite you to read their comments, learn about the steps we are taking and join us in bringing our commitment from concept to reality.



This report has been prepared in accordance with the 2002 GRI Guidelines. It represents a balanced and reasonable presentation of our organization's economic, environmental and social performance.



Secretary

One American Road
P.O. Box 1899
Dearborn, Michigan 48126

January 31, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Mr. Carl Olson

Ladies and Gentlemen:

Reference is made to the letter dated January 19, 2005 (received January 24), of Mr. Carl Olson (the "Proponent") in response to the No-Action Request of Ford Motor Company ("Ford" or the "Company") dated January 12, 2005, regarding the Proponent's shareholder proposal requesting the Company to produce a scientific report on global warming/cooling (the "Proposal"). The Proponent has asked the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission ("SEC") to deny Ford's No-Action Request.

Mr. Olson states in his January 19 letter that Ford has been conducting studies on global warming issues with extensive staff for years. Ford has indeed conducted studies on the amount of greenhouse gases emitted from its facilities and products and how the Company can reduce such emissions in an efficient and responsible manner. The Company believes this to be an appropriate use of Company resources. Ford, however, has not made detailed studies regarding temperatures that would permit the Company to "discuss" the existence of global warming, the affect on global warming of increases or decreases of various atmospheric gases, the amount of carbon dioxide production from a myriad of sources, the annual global absorption of carbon dioxide, and a global cost/benefit analysis of global warming or cooling - - all things that the report requested by Mr. Olson would have to address.

None of the materials Mr. Olson references in the January 19 letter supports his position that Ford presently has the staff and the scientific instruments necessary to conduct the types of tests called for in the Proposal. In each instance, the referenced material relates to Ford's plans to address the issue of emissions from its products and facilities. The material cited does not demonstrate that Ford has the capability to make an independent verification of the studies conducted by governments, scientists, and others regarding the existence and causes of global warming. The Proponent states "it is ingenuous for Ford to attempt to tell the stockowners about certain plans without telling the factual basis behind such plans." As we maintained in our response to Mr. Olson's substantially similar proposal for Ford's 2004 Annual Meeting, a company cannot be required to disclose the methodology or analysis used to make every day business decisions. We request the Staff to reaffirm its consistent policy that permits exclusion of proposals that seek to micro-manage a company's business under Rule 14a-8(i)(7). *See Ford Motor Company* (March 2, 2004).

With respect to Mr. Olson's contention that the Proposal is not impermissibly vague and ambiguous, leaving all to the discretion of the Company does not cure the fact that the Proposal should be excluded pursuant to Rule 14a-8(i)(3) and Rule 14a-9. Rule 14a-8(a) provides that a proposal "should state as clearly as possible the course of action" that the shareholder believes a company should follow. By leaving virtually every major aspect of the Proponent's requested report to the discretion of Ford, the Proponent has failed to clearly state the course of action the Company is to take. Consequently, neither the Company nor its shareholders would be able to determine with any specificity what action the Company is being requested to take. For this and all the other reasons stated in the Company's letter of January 12, the Company should be allowed to omit the Proposal as impermissibly vague and ambiguous under Rules 14a-8(i)(3) and 14a-9. Additionally, because the Proposal is impermissibly vague and ambiguous, it is beyond the power of the Company to effectuate and, thus, may be excluded under Rule 14a-8(i)(6).

The Company does not believe the Proponent's January 19 letter provides any basis on which the Staff should abandon its precedent of last year (*Ford Motor Company* (March 2, 2004)) in permitting exclusion of the Proposal for the reasons cited above and in the Company's No-Action Request of January 19.

If you have any questions, or require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,



Peter J. Sherry, Jr.

cc: Mr. Carl Olson (via U.S. Express Mail)

CARL OLSON
P.O. Box 6102
Woodland Hills, California 91365
818-223-8080

February 3, 2005

Office of Chief Counsel
Division on Corporation Finance
Securities and Exchange Commission
450 Fifth St. NW
Washington, D. C. 20549

Re: Ford Motor Company stockowner proposal

Dear Sir:

This letter is in reply to a letter dated January 31, 2005, to you from Mr. Peter J. Sherry, Jr., Secretary of Ford Motor Company, with regard to my proposal on a scientific report on global warming/cooling. Mr. Sherry's comment do not provide any basis for omitting my proposal and I urge you not to allow any omission.

Mr. Sherry's second paragraph purports to say that the ONLY thing that Ford has done for over a decade about global warming and cooling has been to measure some greenhouse gases from its facilities and products, and has not even investigated or studied any of the scientific background behind the claims of global warming/cooling. This is truly unbelievable inasmuch as Ford has made numerous statements to the public and stockowners about the importance of the global warming/cooling, and has to be presumed to have used reasonable due diligence to investigate all the relevant factors involved. My proposal involves these relevant factors, and Mr. Sherry does not contend that any of them are not relevant or significant.

Mr. Sherry's third paragraph falsely states "to conduct the types of tests called for in the Proposal." My proposal does not call upon Ford to make any test. There is nothing about doing any test. My current proposal for 2005 differs explicitly from my 2004 proposal by using the term "discuss" rather than "determine". My proposal asks Ford to report on whatever it has studied of the data provided by sources that it considers credible. If Mr. Sherry is now saying that all its previous pronouncements on global warming/cooling have been based upon incredible sources of data that need to be disregarded and Ford now needs to conduct its own data collection around the world, he needs to make this admission of failure of due diligence in his opposing statement for my proposal. I'm not responsible for any lack of Ford's due diligence.

Mr. Sherry's fourth paragraph says again that something is too vague. My categories of relevant factors to be included in the proposed report to the stockowners are very clear. It is not unreasonable to give Ford's management reasonable discretion in identifying exactly what data to provide. If I were to provide all the data criteria to be included in the proposed report, I am sure Mr. Sherry would then object to the proposal as being too detailed and intruding on management discretion about running the business of the company. I think my language is a good middle ground that the stockowners can understand while leaving the management's due consideration to administer it.

You can appreciate that the topic of this proposal is uncontrovertedly a significant social/financial issue for consideration by stockowners. Let's let the stockowners decide. I'm willing to abide by the vote.

Sincerely,



Carl Olson

Cc: Mr. Peter J. Sherry, Jr.

RECEIVED
2005 FEB 10 PM 3:15
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE


Ford

Secretary

One American Road
P.O. Box 1899
Dearborn, Michigan 48126

February 9, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Mr. Carl Olson

Ladies and Gentlemen:

Reference is made to the letter dated February 3, 2005, of Mr. Carl Olson (the "Proponent") in response to the letter of January 31, 2005 of Ford Motor Company ("Ford" or the "Company") and the Company's No-Action Request dated January 12, 2005, regarding the Proponent's shareholder proposal requesting the Company to produce a scientific report on global warming/cooling (the "Proposal"). The Proponent has asked the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission ("SEC") to deny Ford's No-Action Request.

Ford views the Proponent's latest letter as a restatement of the same arguments made in his previous letter. Ford does not wish to take more of the Staff's time to respond point-by-point to Mr. Olson's letter. We believe that the positions taken in our No-Action Request of January 12, 2005 and our letter of January 31 provide ample reasons to exclude the Proposal on the grounds that: (i) it is so inherently vague and ambiguous as to be misleading in violation of proxy rules under Rule 14a-8(i)(3) because it is contrary to Rule 14a-9; (ii) it deals with matters relating to the Company's ordinary business under Rule 14a-8(i)(7); and (iii) it is beyond the power of the Company or its Board of Directors to implement under Rule 14a-8(i)(6). We respectfully request the Staff to concur in the Company's No-Action Request of January 12, 2005.

If you have any questions, or require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,

Peter J. Sherry, Jr.

cc: Mr. Carl Olson (via U.S. Express Mail)

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 7, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Ford Motor Company
Incoming letter dated January 12, 2005

The proposal recommends that the board publish annually a report to the stockholders entitled "Scientific Report on Global Warming/Cooling" that includes detailed information on temperatures, atmospheric gases, sun effects, carbon dioxide production, carbon dioxide absorption, and costs and benefits at various degrees of heating or cooling.

There appears to be some basis for your view that Ford may exclude the proposal under rule 14a-8(i)(7), as relating to Ford's ordinary business operations (i.e., the specific method of preparation and the specific information to be included in a highly detailed report). Accordingly, we will not recommend enforcement action to the Commission if Ford omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Ford relies.

Sincerely,



Robyn Manos
Special Counsel